Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218
Steven M. Haas Direct Dial: 804 • 788 • 7217 EMAIL: shaas@hunton.com
By EDGAR and Overnight Delivery FOIA CONFIDENTIAL TREATMENT REQUESTED BY CASCADE BANCORP PURSUANT TO 17 C.F.R. § 200.83 February 28, 2014

David Irving

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cascade Bancorp
Amendment No. 2 to Registration Statement on Form S-4
Filed February 20, 2014
File No. 333-192865

Dear Mr. Irving:

On behalf of our client, Cascade Bancorp (“Cascade” or the “Company”), we are submitting supplemental information enclosed as Appendix A hereto that was requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of my response letter filed with the Commission on February 20, 2014, in connection with Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed by Cascade on the same date.

On behalf of Cascade, we hereby request pursuant to 17 C.F.R. § 200.83 confidential treatment for all redacted portions of this response letter, which are indicated herein as [Redacted]. Please promptly inform Andrew Gerlicher, Esq., Cascade Bancorp, 1100 NW Wall Street, Bend, Oregon 97701, Phone: (541) 617-3147, of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise. In addition to the electronic filing, we are delivering a hard copy of this letter to the Staff in unredacted form.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at shaas@hunton.com or (804) 788-7212.

Sincerely,

/s/ Steven M. Haas

Steven M. Haas, Esq.

Enclosure

cc:	Christian Windsor, Esq. (Securities and Exchange Commission) (without enclosure)
Andrew J. Gerlicher, Esq. (Cascade Bancorp)

FOIA confidential treatment of Appendix A requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix A

[Redacted]

FOIA confidential treatment of Appendix A requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

FOIA confidential treatment of Appendix A requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.